MAIL STOP 0303

June 2, 2005

By Facsimile (212) 259-2597 and U.S. Mail

Charles Y. Tanabe, Esquire
Liberty Media Corporation
12300 Liberty Boulevard
Engelwood, Colorado 80112

Re:  	Liberty Media Corporation
	Schedule TO-I filed on May 24, 2005
	File No. 005-58457

Dear Mr. Leaf:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

Summary Term Sheet, page 1

	When will I receive payment for my eligible options that are accepted for payment?, page 2

1. We note that you will pay the option purchase price for validly tendered options in cash "promptly following the expiration date and satisfaction of all conditions to the offer." To the extent that you intend to satisfy the prompt payment requirement, please revise to clarify that you will provide payment promptly after expiration of the offer rather than promptly following satisfaction of all conditions to the offer. Otherwise, please advise us how you intend to comply with the prompt payment requirement given that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Also, we note that payments will be made in accordance with Ascent`s regular payroll procedures and expect that the payroll payment will be made on or about July 1, 2005. Please advise us of the basis for your belief that a payment on July 1, 2005 is consistent with the prompt payment requirement set forth in Rule 14e-1(c). See Exchange Act Release 43069, July 31, 2000, for additional guidance concerning an interpretation of what time frame is considered prompt.

How do I tender my eligible options?, page 5

2. You disclose that subject to your rights to terminate the offer in your "sole discretion," you currently expect that you will accept all options properly tendered promptly after the expiration date of the Offer. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed offer conditions so permits unless the offer is unconditional. Please confirm your understanding on a supplemental basis, and revise any disclosure in the Offer to Purchase to remove the implication that the offer is illusory.

Section 5.  Conditions of the Offer, page 12

3. We refer you to the disclosure that upon expiration of this offer you "will promptly accept all of the properly tendered eligible options or reject them all." Please advise us of the circumstances under which you believe you could "reject all" of the properly tendered eligible options in the instance where an offer condition has not yet occurred, or revise to make clear the circumstances under which options would be rejected.

Section 8.  Information Concerning Liberty

4. Please advise us why you are incorporating certain financial information by reference when the Schedule TO indicates that Item
1010(a) and (b) of Regulation M-A are not applicable.
Section 16.  Additional Information, page 22

5. We note that you are attempting to incorporate by reference future documents filed subsequent to the date of this offer to purchase. Schedule TO, however, does not permit "forward" incorporation by reference. If the information provided to option holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to option holders in a manner reasonably calculated to inform them about the change. If you would like to incorporate by reference to periodic reports that you file before the offer expires or terminates, you must amend the offer materials to specifically reference each such report. Please revise the disclosure accordingly.

Section 17.  Forward-Looking Forward-Looking Statements and
Information, page 23

6. You disclose that this offer includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We also note that you disclose that "[t]he safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with this tender offer." Please reconcile your disclosure or advise.

Election Form

7. Unless required by state securities laws, please revise your "Election Form" to remove all representations that may suggest to option holders that they are waiving its rights under the federal securities laws. For example, please delete any requirement that investors certify they "understand" or "recognize" how certain terms of this offer operate. If you believe a basis exists under state law to impose this requirement, please advise.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Liberty Media Corporation acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

              					Very truly yours,



     	          					Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers and
							Acquisitions

cc: 	Marc A. Leaf, Esquire
      Baker Botts L.L.P.
      30 Rockefeller Plaza Avenue
      New York, New York 10112-4498